UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SILICON IMAGE, INC.

(Name of Subject Company)

SILICON IMAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Camillo Martino

Chief Executive Officer

Silicon Image, Inc.

1140 East Arques Avenue

Sunnyvale, California 94085

(408) 616-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David K. Michaels, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented, this “Schedule 14D-9”) relates is Silicon Image, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1140 East Arques Avenue, Sunnyvale, California 94085, and the telephone number of the principal executive offices of the Company is (408) 616-4000.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is shares of the Company’s common stock, par value $0.001 per share (each, a “Share”). As of the close of business on February 5, 2015, there were 77,510,354 Shares issued and outstanding, 5,142,748 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares and 3,282,194 Shares subject to outstanding restricted stock units.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above under the heading “Subject Company Information—Name and Address.” The Company’s website address is www.siliconimage.com. The information included in, or linked to through, the Company’s website should not be considered part of this Schedule 14D-9. The Company has included its website address in this Schedule 14D-9 solely as a textual reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Cayabyab Merger Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), to purchase all Shares that are issued and outstanding, at a price of $7.30 per Share in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed by the Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2015.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 26, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. Assuming the requirements of section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) are satisfied, no stockholder vote will be required to adopt the Merger Agreement or to consummate the Merger. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly following the expiration of the Offer (which is expected to occur at 12:00 midnight, New York City time, at the end of the day on March 9, 2015, unless the Purchaser extends the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Offer Closing.” The consummation of the Merger is referred to as the “Merger Closing.” In the Merger, each

Share issued and outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”), other than (i) Shares owned by the Company, the Purchaser or Parent (or any of their direct or indirect wholly owned subsidiaries) and (ii) Shares owned by stockholders who validly exercise and perfect appraisal rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable tax withholding. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

The Offer is conditioned upon, among other things (a) that the Merger Agreement has not been terminated in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the regulatory condition (as described below), and (iii) the governmental authority condition (each of (a) and (b), as described and defined below, along with all other conditions to the Offer described in Section 15 of the Offer to Purchase under the heading “Certain Conditions of the Offer,” are referred to as “Offer Conditions”). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn (including any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures) at or prior to 12:00 midnight, New York City time, at the end of the day on March 9, 2015 (the “Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), which, together with any Shares then owned by Parent and Purchaser, shall equal at least a majority of all then outstanding Shares as of the Expiration Time. The regulatory condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the purchase of Shares pursuant to the Offer or consummation of the Merger has expired or otherwise been terminated. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable any law or order or legal proceeding which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger or otherwise imposing limitations on or altering the terms of the transactions contemplated by the Merger Agreement.

The Offer is also conditioned on the non-occurrence of any Company Material Adverse Effect, as defined in Section 11 of the Offer to Purchase under the heading “The Merger Agreement; Other Agreements,” at or prior to the Expiration Time, that is continuing as of immediately prior to the Expiration Time. The Offer is also subject to other conditions as described in Section 15 of the Offer to Purchase under the heading “Certain Conditions of the Offer.”

The Offer is not subject to a financing condition.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

Parent formed the Purchaser solely for the purpose of engaging in the Transactions. To date, the Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement and the Transactions. The Offer to Purchase states that the principal executive offices of the Purchaser and Parent are located at 5555 N.E. Moore Court, Hillsboro, Oregon 97124 and the telephone number is (503) 268-8000.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Schedule 14D-9 or in the Schedule TO, as of the date hereof, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its any of its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, the Purchaser or their respective executive officers, directors or affiliates.

Arrangements between the Company, Parent and the Purchaser

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and the Company entered into a Mutual Confidentiality Agreement on September 26, 2014 and amended by the Amendment to Mutual Confidentiality Agreement dated January 8, 2014 (as it may be amended from time to time, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, each of Parent and the Company agreed, among other things and subject to certain exceptions, (i) not to disclose confidential information concerning the other party and to use such information only for the purposes of considering, evaluating and negotiating a possible transaction between the parties and (ii) to certain employee non-solicitation provisions for a period of eighteen months following the date of the Confidentiality Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Merger Agreement

On January 26, 2015, the Company, Parent, and the Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. Factual disclosures about Parent, the Purchaser or the Company or any of their respective affiliates contained in this Schedule 14D-9, in their respective public reports filed with the SEC and otherwise, as applicable, may supplement, update or modify the factual disclosures about Parent, the Purchaser and the Company or any of their respective affiliates contained in the Merger Agreement. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Parent, the Purchaser and the Company were qualified and subject to important limitations agreed to by Parent, the Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger and allocating risk between the parties to the Merger Agreement. The representations and warranties and closing conditions contained in the Merger Agreement do not establish matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser, or any of their respective subsidiaries or affiliates on any date.

Support Agreements

On January 26, 2015, Parent and the Purchaser entered into support agreements with each director and certain officers, (the “Support Agreements”), pursuant to which each such officer and director agreed, among other things, to tender all Shares beneficially owned by such officer or director pursuant to the Offer. Shares owned by such officers and directors comprise, in the aggregate, approximately 0.9% of the outstanding Shares. Shares beneficially owned by such directors and officers, including Options and RSUs (defined below) that are or will become exercisable or settle within 60 days, comprise approximately 3.6% of the outstanding Shares. A summary of the Support Agreements is contained in Section 11 of the Offer to Purchase under the heading “The Merger Agreement; Other Agreements—Support Agreements” and is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, copies of which are filed as Exhibits (e)(4) through (e)(16) hereto and are incorporated by reference herein.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).

Any information contained in the documents incorporated by reference herein will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as other Company stockholders generally. As of February 5, 2015, the executive officers and directors of the Company beneficially owned, in the aggregate, 619,038 Shares, excluding Shares issuable upon the vesting and exercise of Options (as defined below) or the vesting or settlement of restricted stock units (each, an “RSU”) as of such date. If the executive officers and directors of the Company who own such Shares were to tender all of those Shares pursuant to the Offer, they would receive an aggregate amount of approximately $4,518,997 in cash, less any applicable tax withholding.

A description of the treatment of the Options and RSUs held by executive officers and directors of the Company is set forth in this Item 3 under the heading “—Treatment of Equity-Based Awards.”

The following table sets forth the number of Shares beneficially owned as of February 5, 2015 by each of our executive officers and directors, excluding Shares issuable upon the vesting and exercise of Options (as defined below) or the vesting or settlement of RSUs, and the aggregate Offer Price that would be payable for such Shares, based on the Offer Price of $7.30.

Name	Number of Shares Beneficially Owned (Excluding Equity- Based Awards)(1)(2)	Aggregate Offer Price
Executive Officers
Camillo Martino	197,456	$1,441,429
Edward Lopez	40,325	94,373
Raymond Cook	—	—
Timothy Vehling	56,575	412,998
Seamus Meagher	21,857	159,556
Khurram Sheikh	—	—
All Other Executive Officers as a Group(3)	51,087	372,935
Directors
William Raduchel	86,822	633,801
Peter Hanelt	122,711	895,790
Masood Jabbar	73,822	538,901
William George	80,822	590,001
Umesh Padval	—	—
(1)	This column excludes Shares that will be delivered in respect of RSUs that have vested and will be settled on or about February 23, 2015. The Shares with respect to such RSUs are described in this Item 3 under the heading “—Treatment of Equity-Based Awards—Restricted Stock Units.” This column also excludes Shares that may be purchased under the Company’s Employee Stock Purchase Plan on the offering period ending February 15, 2015, which is described in this Item 3 under the heading “—Treatment of Employee Stock Purchase Plan under the Merger Agreement.”
(2)	Differences between share ownership information as stated herein and respective SEC Form 4 share ownership information are due to the exclusion of unvested time-based RSUs from this table.
(3)	This group is comprised of Steven Robertson and Stanley Mbugua.

Treatment of Equity-Based Awards

Certain of our executive officers and directors hold one or more of the following awards: options to purchase Shares (each, an “Option”), time-based RSUs, stock-price based RSUs and earnings-per-share based RSUs, which awards will be treated as follows in connection with the Transactions.

Stock Options

Each Option that (i) is held by a person who is, as of immediately prior to the Offer Closing, an employee of the Company or any of its subsidiaries and (ii) is either (A) vested and exercisable (after giving effect to any vesting that occurs on account of the Transactions) as of immediately prior to the Offer Closing with an exercise price of less than the Offer Price or (B) unvested and outstanding immediately before the Offer Closing, will be assumed by Parent and converted automatically at the Offer Closing into that number of options to purchase shares of Parent’s common stock (the “Parent Assumed Options”) equal to the product (rounded down to the nearest whole share) of (A) the number of Shares subject to such Option immediately prior to the Offer Closing multiplied by (B) the exchange ratio (determined in accordance with the Merger Agreement), each with an exercise price (rounded up to the nearest whole cent) applicable to the Parent Assumed Option equal to the per share exercise price applicable to the unvested Option as of immediately prior to the Offer Closing divided by the exchange ratio. The term, vesting schedule and all other provisions applicable to the Parent Assumed Options shall remain unchanged. The “exchange ratio” is the quotient obtained by dividing the Offer Price by the volume weighted average closing sale price of one share of Parent common stock as reported on NASDAQ for the ten consecutive trading days ending on the date that is two trading days immediately preceding the Offer Closing, adjusted for any stock splits, dividends, combinations or similar events.

Each vested Option that is held by any person other than an employee of the Company or any of its subsidiaries as of immediately before the Offer Closing that has an exercise price that is less than the Offer Price will be cancelled and converted at the Offer Closing into the right to receive a cash payment equal to the excess of the Offer Price over the per share exercise price of such Option, less any applicable tax withholding, with such payment to be made within 15 days of the Offer Closing. Each unvested Option that is held by any person other than an employee of the Company or any of its subsidiaries as of immediately before the Offer Closing and each vested Option that has an exercise price that is equal to or greater than the Offer Price shall be cancelled at the Offer Closing for no consideration.

Pursuant to the terms of the outstanding Options granted to our non-employee directors, at the Offer Closing, each non-employee director will be entitled to full vesting of the unvested portion of such non-employee director’s outstanding Options; however none of our directors currently hold unvested Options.

In addition, pursuant to the Change of Control Retention Agreements by and between each executive officer with a title of vice president or above and the Company (the “Change of Control Agreements”), each such executive officer will be entitled to accelerated vesting as to 100% of the then-unvested portion of his or her outstanding Options (or Parent Assumed Options, as applicable), if the executive officer’s employment is terminated without cause or if the executive officer resigns for “good reason” (as such terms are defined in the Change of Control Agreements, described below) within the period commencing 3 months prior to and ending 12 months following the Offer Closing, subject to such executive officer’s execution and non-revocation of a release of claims in favor of the Company. For a description of the Change of Control Agreements, please see the “Change of Control and Severance Arrangements” section below. Any such “double trigger” accelerated vesting of Options (or Parent Assumed Options, as applicable) is not included in the table set forth below, but is included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” below.

The table below sets forth, for each of our executive officers and non-employee directors holding Options as of February 5, 2015, (i) the aggregate number of Shares subject to Options that are vested and outstanding and may be exercised at the Offer Closing (after giving effect to the accelerated vesting of the non-employee director Options) and (ii) the value of the amounts that could be payable at the Offer Closing in respect of the Shares acquired upon any such exercises, calculated by multiplying the (A) excess of the Offer Price over the respective per share exercise price of each Option by (B) the number of Shares subject to those vested and outstanding Options, which amounts will be subject to any applicable tax withholding.

	Options
Name	Number of Shares Underlying Vested Options (#)	Number of Shares Underlying Options Accelerating In Connection with the Transactions (#)	Aggregate Value of Options ($)
Executive Officers
Camillo Martino	1,180,000	—	$4,406,600
Edward Lopez	285,194	—	$452,594
Raymond Cook	—	—	$—
Timothy Vehling	266,750	—	$797,708
Seamus Meagher	53,084	—	$117,986
Khurram Sheikh	—	—	$—
All Other Executive Officers as a Group	7,306	—	$17,169
Directors
William Raduchel	66,667	—	$37,800
Peter Hanelt	40,000	—	$—
Masood Jabbar	45,000	—	$9,450
William George	40,000	—	$—
Umesh Padval	—	—	$—

Restricted Stock Units

In connection with the Transactions and in accordance with the terms of the Change of Control Agreements, the Compensation Committee of the Board determined that: (i) based on the performance of the Company for the fiscal year ended December 31, 2014, the earnings per-share based vesting conditions on certain RSUs for the fiscal year ended December 31, 2014, have been satisfied and the Shares with respect to such RSUs will be released following the approval of the Company’s audited financial statements on or around February 23, 2015, (ii) all performance-based RSUs based on personal performance shall be assumed by Parent, (iii) 50% of the outstanding RSUs that have vesting conditions based on the Company’s earnings-per-share performance in 2015, 2016 or 2017 shall be converted to time-based RSUs at the Offer Closing, which converted RSUs will vest linearly by quarter over the remaining length of the original performance period, subject to the employee’s continued service on each vesting date (and subject to acceleration pursuant to the Change in Control Agreements, as described below), (iv) all of the stock price-based vesting conditions to which certain RSUs are subject will be satisfied based on the Offer Price (as all applicable stock price-based vesting conditions are less than the Offer Price) and subject to the Offer Closing, and the RSUs subject to stock-price based vesting conditions will convert into time-based RSUs at the Offer Closing, which converted RSUs will vest linearly by quarter over the remaining length of the original performance period, subject to the employee’s continued service on each vesting date (and subject to acceleration pursuant to the Change in Control Agreements, as described below), and (v) any unvested performance-based RSUs not converted or assumed under subsections (ii) through (iv) above shall be cancelled.

Each RSU that is outstanding as of immediately before the Offer Closing (after giving effect to any vesting that occurs on account of the Transactions and after giving effect to the conversion of any performance-based RSUs to time-based RSUs as described above) shall be assumed by Parent and converted automatically at the Offer Closing into that number of restricted stock units to be settled in shares of Parent’s common stock (the “Parent Assumed RSUs”) equal to the product (rounded down to the nearest whole share) of (A) the number of Shares subject to such RSU immediately prior to the Offer Closing, multiplied by (B) the exchange ratio (as determined in accordance with the Merger Agreement).

Pursuant to the terms of the outstanding RSUs granted to our non-employee directors, at or prior to the Offer Closing, each non-employee director will be entitled to full vesting of the unvested portion of such non-employee director’s outstanding RSUs.

In addition, pursuant to the Change of Control Agreements and subject to the conversion to time-based vesting described in this Item 3 in the first paragraph under the heading “—Company Restricted Stock Units,” each applicable executive officer will be entitled to accelerated vesting as to 100% of the then-unvested portion of his or her outstanding RSUs (or Parent Assumed RSUs, as applicable), if the executive officer’s employment is terminated without cause or if the executive officer resigns for “good reason” (as such terms are defined in the Change of Control Agreements, described below) within 3 months prior to or 12 months following the Offer Closing, subject to such executive officer’s execution and non-revocation of a release of claims in favor of the Company. For a description of the Change of Control Agreements, please see the “Change of Control and Severance Arrangements” section below. Any such “double trigger” accelerated vesting of the RSUs (or Parent Assumed RSUs, as applicable) is not included in determining the payments each executive officer may be entitled to at the Offer Closing in respect of his or her RSUs below, but is included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” below.

The table below sets forth, for each of our executive officers and non-employee directors holding RSUs as of February 5, 2015, (i) the aggregate number of Shares subject to RSUs that may be tendered on or prior to the Offer Closing (based on the RSUs that have vested by their terms and are expected to settle prior to the Offer Closing) and (ii) the value of amounts payable in respect of such RSUs, calculated by multiplying (A) the Offer

Price by (B) the number of RSUs that are expected to settle prior to or otherwise vest on the Offer Closing, rounded down to the nearest whole dollar, which amounts will be subject to any applicable tax withholding.

	RSUs
Name	Number of Vested RSUs That Will be Settled Prior to the Offer Closing (#)	Number of RSUs Accelerating In Connection with the Transaction (#)	Aggregate Value of RSUs ($)
Executive Officers
Camillo Martino	130,000	—	$949,000
Edward Lopez	24,000	—	$175,200
Raymond Cook	16,279	—	$118,837
Timothy Vehling	40,000	—	$292,000
Seamus Meagher	32,000	—	$233,600
Khurram Sheikh	—	—	$—
All Other Executive Officers As a Group	—	—	$—
Directors
William Raduchel	—	12,639	$92,265
Peter Hanelt	—	15,167	$110,719
Masood Jabbar	—	12,639	$92,265
William George	—	12,639	$92,265
Umesh Padval	—	15,000	$109,500

Treatment of Employee Stock Purchase Plan under the Merger Agreement

Under the Merger Agreement, the Company is required to take such action as is necessary to terminate the Company’s Employee Stock Purchase Plan and its Employee Stock Purchase Plan for UK Employees (collectively, the “ESPP”) prior to the Offer Closing. The Board adopted resolutions suspending the ESPP after the end of the current offering period on February 15, 2015 such that no new offering period will automatically commence after February 15, 2015. Any Shares purchased on February 15, 2015 under the ESPP that are tendered in the Offer will be entitled to the Offer Price, subject to any applicable tax withholding. Mr. Robertson is the only executive officer who is enrolled in the current offering period under the ESPP.

Change of Control and Severance Arrangements

Change of Control Agreements

The Company has entered into Change of Control Agreements with each of its executive officers with a title of vice president or above providing that the executive officer will be entitled to the following severance benefits if, within the period commencing three months before the Offer Closing and ending 12 months after the Offer Closing, the executive officer’s employment is terminated without cause or if the executive resigns for “good reason” (as such terms are described below), subject to such executive officer’s execution and non-revocation of a release of claims in favor of the Company:

•	A lump sum payment, subject to applicable tax withholding, equal to a multiple of base salary, payable within 60 days of the date of termination, with such multiple equal to 3x for Mr. Martino; 2x for Mr. Cook; and 1.5x for each other executive officer;

•	100% accelerated vesting of outstanding (i) Options or Parent Assumed Options, as applicable and (ii) time-based RSUs or Parent Assumed RSUs; and

•	Up to 12 months of (i) group health insurance coverage continuation or (ii) reimbursement of premiums under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) that the executive officer would be required to pay to continue group health coverage for 12 months after the date of the executive officer’s termination of employment, subject to applicable tax withholding.

Each applicable executive officer is also subject to a one-year post-termination non-solicitation covenant under his or her Change of Control Agreement.

For purposes of the Change of Control Agreements, “good reason” generally means (i) assignment to the executive officer of authorities, responsibilities, or duties that are materially less than the authorities, duties or responsibilities that the executive officer occupied immediately preceding the change of control, (ii) a material change in the position to whom the executive officer is to report from the position to whom the executive officer reports immediately preceding the change of control, (iii) a reduction in the executive officer’s base salary or a material reduction in the executive officer’s target bonus opportunity from the executive officer’s base salary or target bonus opportunity immediately preceding the change of control (other than an equivalent percentage reduction in annual base salaries and target bonus opportunities that applies to employees similarly-situated to the executive officer) or (iv) the requirement that the executive officer to be based at any office or location more than 50 miles from the office where the executive officer was based immediately preceding the change of control.

For purposes of the Change of Control Agreements, “cause” generally means (i) a good faith determination by the Board that the executive officer willfully failed to follow the lawful written directions of the Board, (ii) the executive officer’s engagement in gross misconduct, which the Board determines in good faith is detrimental to the Company, (iii) the executive officer’s failure or refusal to comply in all material respects with (A) the Company’s employee invention assignment, confidentiality and arbitration agreement, (B) the Company’s insider trading policy or (C) any other policies of the Company, where such failure or refusal to comply would be detrimental to the Company, (iv) the executive officer’s conviction of, or plea of no contest to, a felony or crime involving moral turpitude or commission of a fraud which the Board in good faith believes would reflect adversely on the Company or (v) the executive officer’s unreasonable or bad-faith failure or refusal to cooperate with the Company in any investigation or formal proceeding initiated by the Board in good faith.

Offer Letters

The Company has entered into offer letters with each of its executive officers providing for salary, incentive compensation and equity award opportunities in connection with each executive officer’s initial hiring. The offer letters with the executive officers, other than the offer letter with Mr. Martino (the “Martino Offer Letter”), do not provide for severance protections.

Under the Martino Offer Letter, if Mr. Martino is terminated without cause after the first anniversary of the Offer Closing, subject to Mr. Martino’s execution and non-revocation of a release of claims in favor of the Company and Mr. Martino’s agreement not to compete with the Company for the duration of the 12 month severance period, Mr. Martino will be entitled to receive 12 months of base salary continuation and 12 months of reimbursement for COBRA premiums. Mr. Martino will also be subject to a one year post-termination non-solicitation covenant. If Mr. Martino is entitled to receive severance benefits under his Change of Control Agreement, he will not be entitled to receive any severance benefits under the Martino Offer Letter.

VP Severance Policy

On January 16, 2015, the Company adopted a severance policy (the “VP Severance Policy”) in which all of the executive officers participate, except Mr. Martino. Under the VP Severance Policy, if an executive officer is terminated without cause, subject to such executive officer’s execution and non-revocation of a release of claims in favor of the Company, the executive officer will be entitled to (i) a lump sum cash payment equal to the sum of (A) six months’ base salary and (B) one month of salary for every year of service, up to a maximum severance payment of 12 months’ base salary (such number of months, the “Severance Period”), (ii) reimbursement of COBRA premiums during the Severance Period and (iii) acceleration of vesting or settlement of any equity awards that are scheduled to vest within the same quarter as the date of termination and, with approval of the Compensation Committee of the Board, payment of any unpaid bonus with respect to a bonus period that was completed prior to the date of termination, payable at the same time as bonuses are paid generally. If an executive officer is entitled to severance under his or her Change of Control Agreement, he or she will not be entitled to any benefits under the VP Severance Policy.

Retention Letters

The Company entered into a retention letter with Mr. Mbugua providing for certain severance benefits. The retention letter provides that Mr. Mbugua will receive a retention bonus of $75,000 (subject to applicable tax withholding), payable on January 15, 2016 (subject to his continued employment on that date) or upon an earlier termination of Mr. Mbugua’s termination without cause.

Section 280G of the Internal Revenue Code

In the event that any of the severance benefits provided for under the Change of Control Agreements or otherwise payable to the executive officers would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and could be subject to the related excise tax, of the executive officers who are party to a Change of Control Agreement will be entitled to receive either full payment of benefits under his applicable arrangements, or such lesser amount which would result in no portion of the benefits being subject to the excise tax pursuant to Section 4999 of the Code, whichever results in the greater amount of after-tax benefits to the executive officer. The severance arrangements for the executive officers and the Change of Control Agreements do not require us to provide any tax gross-up payments.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, for six years after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless (and advance expenses to) the past and present directors, officers and employees of the Company (the “Indemnified Parties”) to the same extent such individuals are indemnified as of the date of the Merger Agreement pursuant to the Company’s Restated Certificate of Incorporation, the Company’s Bylaws and any indemnification agreements in existence between the Company and such individuals for acts or omissions occurring in connection with such Indemnified Party’s service as a director, officer or employee of the Company.

Parent will cause the Surviving Corporation to purchase “tail” or “run-off” coverage on the existing policies of directors’ and officers’ liability and fiduciary liability insurance maintained by the Company as of the date of the Merger Agreement. Such tail or run-off coverage will be for a claims reporting or discovery period of six years from the Effective Time and otherwise on terms and conditions that are no less favorable than as provided in the Company’s existing policies. However, if such insurance is not available at a cost per annum less than 250% of the last annual premium paid prior to the date of the Merger Agreement, then Parent will cause to be obtained as much comparable insurance as can reasonably be obtained at a cost up to but not exceeding 250% of the last annual premium paid prior to the date of the Merger Agreement.

Employee Matters

Treatment of Employee Benefits

The Merger Agreement provides that for a period of one year following the Effective Time, Parent shall or shall cause the surviving corporation to provide the employees of the Company or its subsidiaries who are employed immediately prior to the Effective Time and who remain employed during such period with compensation and benefits (excluding equity-based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to either (i) the compensation and benefits provided by the Company and its subsidiaries as of the Effective Time or (ii) the compensation and benefit provided to similarly-situated employees of Parent and its subsidiaries.

The Merger Agreement also provides that, with certain exceptions, service credit will be provided to employees of the Company for purposes of determination of eligibility to participate in and non-forfeitable rights under any employee benefit plan or arrangement of Parent.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on

January 26, 2015, the Board unanimously: (i) determined that the Merger Agreement and the Transactions are in the best interests of the Company and the Company’s stockholders, (ii) adopted the Merger Agreement, (iii) approved the Transactions and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

On January 27, 2015, the Company and Parent issued a press release announcing that they had entered into the Merger Agreement. A copy of the press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated by reference herein.

Background and Reasons for the Recommendation

Background of the Offer

The Board has periodically reviewed and assessed the Company’s long-term goals and objectives, strategies to achieve them and developments in the markets in which the Company operates, including, among other things, strategies to improve the Company’s business and operations through potential partnering, strategic alliances or other strategic opportunities. In furtherance of this process, members of the Company’s senior management team have met from time to time with representatives of other companies to discuss market trends and the state of their respective businesses and explore strategic opportunities.

At a meeting on November 5, 2013, the Board discussed the possibility that an acquirer might be interested in acquiring the Company at a stock price higher than what the Board believed the Company would be able to achieve as an independent company, and authorized the Company’s management to engage a financial advisor. On April 8, 2014, the Company engaged Barclays Capital Inc. (“Barclays”) as its financial advisor. The Company selected Barclays because of its familiarity with the Company and the semiconductor industry and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

At a meeting on February 13, 2014, the Board met, together with members of the Company’s management and representatives of Barclays, and discussed trends in the industry, strategic alternatives, and the desirability of contacting certain other companies to determine whether there was potential interest in an acquisition of the Company. The Board discussed strategic corporate parties that could be contacted in connection with such a process. The Board also considered whether financial buyers would likely be interested in acquiring the Company, and after discussion of this question with Barclays, concluded that based on the Company’s current and anticipated financial performance, and the potential for synergies and cost savings in an acquisition of the Company by a strategic corporate buyer, financial buyers were unlikely to pay a higher purchase price than a strategic corporate buyer. The Board also determined that contacting additional parties would increase the possibility of a public disclosure regarding the Company’s consideration of a potential acquisition, and considered the risk of adverse effects on the Company’s business, customer relationships and employee retention that could result from such a disclosure.

From March 2014 through December 2014, the Company and Barclays (on behalf of the Company) contacted 18 strategic corporate parties that the Board, in consultation with Barclays, determined may have an interest in making an acquisition proposal to the Company, and which would likely have the financial ability to consummate a transaction. Of those, eight parties signed non-disclosure agreements with the Company, and eight met with the Company’s senior management. Thirteen of the 18 parties were first contacted prior to November 25, 2014, and six of those 13 (one of which was Parent) attended management presentations on various dates in April, June, July, September, October and November 2014. Five additional parties were first contacted on or after November 25, 2014, two of which attended management presentations in December 2014. Of the eight which met with the Company’s senior management, one (Parent) made a proposal to acquire the Company.

On April 23, 2014, members of the Board met, together with members of the Company’s management and representatives of Barclays, and discussed the Company’s financial results and prospects and strategy as an independent company, the other companies being contacted (and to be contacted) by Barclays (on behalf of the Company), and the communications between Barclays and these companies.

On September 23, 2014, representatives of Barclays (on behalf of the Company) contacted Parent to suggest a possible business combination between Parent and the Company. On September 26, 2014, the Company and Parent entered into a non-disclosure agreement, and Parent attended a presentation by the Company’s management on October 16, 2014.

On October 23, 2014, the Corporate Development Committee of the Board met, together with members of the Company’s management, and discussed the Company’s 2014 and 2015 financial outlook, the Company’s strategy for its mobile, consumer electronic, wireless and services businesses, and its preliminary financial plan for fiscal 2015 through fiscal 2017, including the effect on that plan of certain alternative assumptions (including alternative assumptions regarding operating expense reduction and alternative strategic plans with respect to the Company’s 60 GHz wireless business). Following this meeting, on October 23, 2014 the Board met, together with members of the Company’s management and representatives of Barclays and Fenwick & West LLP (“Fenwick & West”), the Company’s outside counsel, and discussed various strategic alternatives that may be available to the Company, including a discussion of parties that could be interested in an acquisition of the Company, the Company’s product development strategy, and potential strategic alternatives.

On November 3, 2014, representatives of Barclays (on behalf of the Company) and members of the Company’s senior management spoke with Mr. Joe Bedewi (the chief financial officer of Parent), Mr. Abid Ahmad (M&A advisor to Parent) and representatives of Jefferies LLC, financial advisor to Parent (“Jefferies”), regarding Parent’s potential interest in acquiring the Company.

On November 4 and 5, 2014, the Board met, together with members of the Company’s management, and discussed the Company’s expectations for the fourth quarter of 2014, its strategies, product development initiatives, market opportunities and risks in its mobile, wireless and services businesses, and its financial plan for fiscal 2015 through fiscal 2017, including the effect on that plan of certain alternative assumptions (including alternative assumptions regarding operating expense reduction and alternative strategic plans with respect to the Company’s 60 GHz wireless business).

On November 7, 2014, Parent delivered to the Company a non-binding letter of intent proposing an all-cash acquisition of the Company at a price in a range of $6.50 to 7.00 per Share. The letter of intent contained a binding provision requiring that the Company refrain from soliciting, negotiating or considering any acquisition proposals from any third parties. The letter of intent permitted the Company to terminate the letter (including this exclusivity provision) if a definitive agreement had not been executed by December 30, 2014.

On November 12, 2014, Mr. Camillo Martino (the Company’s chief executive officer) met with Mr. Darin Billerbeck (the chief executive officer of Parent) and discussed this proposal. During this discussion, Mr. Martino indicated that the price proposed by Parent would not be acceptable to the Board and encouraged Parent to increase its price.

On November 13, 2014, the Board met, together with members of the Company’s management and representatives of Barclays and Fenwick & West, and discussed Parent’s November 7 proposal, as well as the Company’s prospects and strategy as an independent company. A representative of Fenwick & West described the fiduciary duties of the members of the Board with respect to the Company’s strategic process. The Company’s management reviewed the Company’s financial plan for fiscal 2015 through fiscal 2017, including the effect on the financial plan of different assumptions regarding operating expenses and the divestiture of the Company’s services business. Representatives of Barclays reviewed the preliminary valuation of the Company, including the effect on such preliminary valuation of different assumptions regarding operating expenses, the divestiture of the Company’s services business and the performance of the Company’s wireless and services business. The Board then considered other companies that might be interested in acquiring the Company and the status of discussions with the other companies contacted by Barclays on behalf of the Company. The Board discussed 25 companies (in addition to Parent), seven of which had been approached and had declined to proceed, five of which had expressed potential interest, and 13 of which were considered by the Board to be unlikely to be interested in a transaction, or that the Board determined should not be approached at this time. The members of the Board then provided their input on the valuation proposed by Parent, and the response to be made to Parent regarding its November 7 proposal.

On November 19, 2014, representatives of Barclays discussed the November 7 proposal with Mr. Ahmad and representatives of Jefferies. Mr. Ahmad stated that Parent would be willing to propose a price of $7.04 per Share, and representatives of Barclays indicated that this price was disappointing and would not be acceptable to the Board.

After this discussion, on November 19, 2014, the Board again met, together with members of the Company’s management and representatives of Barclays and Fenwick & West, and further discussed Parent’s November 7 proposal and the proposal made by Parent earlier that day, and an updated version of the Company’s financial plan for fiscal 2015 through fiscal 2017 that had been revised to reflect the risks involved in the Company’s business initiatives. The Board then discussed a preliminary valuation of the Company (including a sensitivity analysis based on differing assumptions regarding revenue growth) and the status of communications with the other companies contacted by Barclays. The Board also determined that the Company should seek an increase in the price to be paid by Parent, and that the Company should not be subject to an exclusivity agreement requiring it to refrain from discussions with other interested parties. Following this discussion, the Board directed management and representatives of Barclays (on behalf of the Company) to negotiate with Parent to obtain a higher valuation from Parent.

On November 20, 2014, Mr. Martino discussed Parent’s proposal further with Mr. Billerbeck, and Mr. Billerbeck stated that Parent would be willing to increase its offer further to a price of $7.28 per Share. Mr. Martino responded that Parent would need to increase its price in order for the Company to be willing to proceed. Also on November 20, 2014, representatives of Barclays communicated the same message to Mr. Ahmad.

On November 24, 2014, Mr. Martino discussed Parent’s proposal, and the Company’s valuation, with Mr. Ahmad and Mr. Billerbeck. Following this discussion, Parent delivered to the Company a revised non-binding letter of intent proposing an all-cash acquisition of the Company at a price of $7.30 per Share. The letter of intent again contained a binding provision requiring that the Company refrain from soliciting, negotiating or considering any acquisition proposals from any third parties, with the Company being entitled to terminate the letter if a definitive agreement had not been executed by December 30, 2014.

On November 25, 2014, the Board held a meeting, with members of the Company’s management and representatives of Barclays and Fenwick & West participating. The Board and representatives of Barclays discussed the Company’s preliminary valuation, and the Board also discussed an illustrative “sum of the parts” analysis prepared by Barclays at the request of a Board member. Barclays noted that there are significant limitations in using this “sum of the parts” analytical approach, and accordingly did not utilize this approach in its valuation analyses. The Board discussed with the Company’s management and representatives of Barclays the Company’s business prospects on a stand-alone basis. The representatives of Fenwick & West discussed Parent’s proposal with the Board, including the proposed transaction timetable and Parent’s requirement that the Company agree not to solicit, negotiate or consider alternative proposals until December 30, 2014. The Board and representatives of Barclays discussed the other parties contacted regarding a potential acquisition transaction and the fact that none of such parties had expressed interest in acquiring the Company, and discussed the strategy for further contacts and discussions with other parties. Following this discussion, the Board directed Barclays to communicate to Parent that the Company would be willing to permit Parent to conduct a detailed due diligence review, and to commence negotiation of a merger agreement, but that the Company would not be subject to an exclusivity agreement requiring it to refrain from discussions with other interested parties. In addition, the Board authorized Barclays to communicate with other parties to determine their interest in a potential transaction.

Following this meeting, on November 25, 2014, representatives of Barclays (on behalf of the Company) spoke with representatives of Parent and informed them that the Company would be willing to permit Parent to conduct a detailed due diligence review, and to commence negotiation of a merger agreement, but would not agree to Parent’s request that the Company refrain from soliciting, negotiating or considering any acquisition proposals from any third parties. During these discussions, representatives of Parent informed representatives of Barclays that Parent would not be willing to proceed without such an exclusivity agreement. In addition, on November 25, 2014, Mr. Martino spoke with Mr. Billerbeck regarding Parent’s request for an exclusivity agreement.

Beginning on November 25, 2014, the Company and representatives of Barclays, on behalf of the Company, contacted six other companies that it had previously contacted prior to that date, in order to determine if they would be interested in considering an acquisition of the Company (representing all of the companies contacted prior to November 25, other than certain companies that had expressly stated that they were not interested in discussing a potential acquisition of the Company). In addition, beginning on November 25, 2014, representatives of Barclays, on behalf of the Company, and representatives of the Company, contacted five other companies that had not previously been contacted, to determine whether they would be interested in a potential acquisition of the Company. Of the 11 companies contacted on or after November 25, 2014, three (including two of the companies first contacted on or after November 25, 2014) attended management presentations, but none of the eleven companies made a proposal to acquire the Company.

On November 26, 2014, Parent delivered to the Company a revised written, non-binding letter of intent that reiterated the $7.30 per Share proposed valuation. This letter prohibited the solicitation by the Company of offers from third parties with respect to an acquisition of the Company (and did not require that the Company refrain from considering or negotiating any unsolicited acquisition proposals), with the Company being entitled to terminate the letter if a definitive agreement had not been executed by December 30, 2014. Following receipt of this revised letter of intent, on November 26, 2014, the Board held a meeting, with members of the Company’s management and representatives of Fenwick & West participating. The Board discussed the revised letter of intent, and the proposed prohibition on solicitation of other offers. The Board determined that it remained willing to permit Parent to conduct a detailed due diligence review, and to commence negotiation of a merger agreement, but that the Company should not be subject to any limitation at this time on its ability to solicit other offers.

On November 28, 2014, Mr. Martino informed Mr. Billerbeck and Mr. Ahmad that the Company was seriously interested in a transaction between the two companies, but was not in a position to agree to a prohibition on solicitation of other offers, and the Company delivered to Parent a revised non-binding letter of intent that was in the same form as that delivered by Parent on November 26, but which deleted the prohibition on solicitation of other offers. The Board then held a meeting on November 28, 2014 with members of the Company’s management and representatives of Barclays and Fenwick & West participating, at which the Board and representatives of Barclays discussed Parent’s proposal, and Barclays’ communications with other companies to determine whether they would be interested in a potential acquisition of the Company.

On November 29, 2014, Mr. Billerbeck, Mr. Ahmad, Mr. Martino and Mr. Peter Hanelt (the chairman of the Board) discussed the request that the Company agree to a prohibition on solicitation of other offers, and Mr. Billerbeck again informed Mr. Martino and Mr. Hanelt that Parent would not proceed towards a transaction without such an agreement.

On December 1, 2014, representatives of Fenwick & West and Skadden, Arps, Slate, Meagher & Flom LLP, Parent’s counsel with respect to the proposed transaction (“Skadden”), discussed the request that the Company agree not to solicit other offers, and following that discussion, Mr. Billerbeck requested of Mr. Martino that the Company execute the letter of intent by December 4, 2014 (subsequently extended to December 5, 2014). Mr. Martino, Mr. Billerbeck and representatives of Fenwick & West and Skadden further discussed this request on December 3, 2014. Following this discussion, a representative of Fenwick & West and a representative of Skadden discussed possible changes to the non-solicitation provision of the letter of intent to allow the Company greater flexibility to negotiate with any third party that proposed an acquisition transaction.

On December 4, 2014, the Board held a meeting, with members of the Company’s management and representatives of Barclays and Fenwick & West participating. The Company’s management and the Board discussed the Company’s business and its prospects, including anticipated results for the fourth quarter of 2014 and risks associated with the Company’s business. Representatives of Barclays described the other parties contacted regarding a potential acquisition transaction, including two with whom the Company had most recently had discussions, and the Board discussed the fact that none of these parties had made an offer to acquire the Company. A representative of Fenwick & West described the terms of the proposed letter of intent, including the non-solicitation provision, and discussed the fiduciary duties of the members of the Board in evaluating the letter of intent. The representatives of Barclays discussed with the Board the financial aspects of Parent’s proposal of $7.30 per Share. Following this discussion, the Board authorized the Company to execute the letter of intent (subject to certain changes proposed by Fenwick & West).

On December 4, 2014, after the close of trading in the Shares, the Company announced the completion of a partnering transaction involving the Company’s services business. Following this announcement, the trading price of the Shares increased from $5.99 per Share at the close of trading on December 4, 2014 to $6.90 per Share at the close of trading on December 5, 2014.

On December 5, 2014, a representative of Skadden provided a representative of Fenwick & West with a revised letter of intent reflecting the changes to the non-solicitation provision that had been discussed between the firms. Mr. Martino contacted Mr. Billerbeck to request an extension of the December 5, 2014 deadline for the Company to execute the letter of intent, in view of the increase in the Company’s share price on that day. Mr. Billerbeck informed Mr. Martino that he could not extend the deadline, and accordingly, discussions between the parties were mutually discontinued.

On December 17, 2014, one of the Company’s largest customers informed the Company that it had decided not to include the Company’s MHL functionality in certain designs in order to reduce costs, and as a result of this decision, on December 18, 2014, the Company announced that it expected a year-over-year revenue decline in 2015 of approximately 10% due to a reduction in mobile design wins at one of its largest customers. Following this announcement, the trading price of the Shares decreased from $6.74 at the close of trading on December 17, 2014 to $4.90 at the close of trading on December 18, 2014. On December 18, 2014, Mr. Martino and Mr. Billerbeck discussed the drop in the stock price, and Mr. Billerbeck indicated that Parent would be interested in re-commencing discussions.

On December 21, 2014, Parent delivered to the Company a new non-binding letter of intent, again proposing an all-cash acquisition of the Company at a price of $7.30 per Share. This revised proposal included a restriction on solicitation of proposals from third parties through January 31, 2015 but did not prohibit the Company from engaging in discussions with parties in response to proposals that were not solicited by the Company in violation of this restriction on solicitation of proposals.

On December 23, 2014, the Board held a meeting, with members of the Company’s management and representatives of Barclays and Fenwick & West participating. The Board and the Company’s management discussed the Company’s business prospects on a stand-alone basis, and reviewed updated projections of the Company for fiscal 2015 that, among other things, reflected the reduced expectations for revenues announced on December 18, 2015. The Board then discussed the December 21 letter of intent. The representative of Fenwick & West discussed with the Board the proposed transaction timetable and Parent’s requirement that the Company agree not to solicit alternative proposals (which could not be terminated by the Company until January 31, 2015). Representatives of Barclays reviewed the Company’s preliminary valuation, and discussed the other parties contacted regarding a potential acquisition transaction, and the fact that none of such parties had made an offer to acquire the Company. Following this discussion, the Board authorized the Company to execute the letter of intent.

On December 26, 2014, the Company executed the letter of intent with Parent.

On December 30, 2014, the Company adopted a plan to restructure its business to more accurately reflect anticipated 2015 mobile revenue opportunities, reducing associated expenses and headcount.

On December 31, 2015, representatives of Skadden and Fenwick & West discussed plans for Parent’s due diligence review of the Company.

On January 5, 2015, Parent and its advisors were provided with access to an online data room for purposes of Parent’s due diligence review of the Company in connection with the proposed transaction, and representatives of Parent, the Company, Barclays, Jefferies, Skadden and Fenwick & West discussed plans for due diligence and for negotiation of a definitive merger agreement.

During the period from January 5, 2015 through January 26, 2015, representatives of Parent and its legal and financial advisors engaged with the Company and its legal and financial advisors for the purpose of Parent’s due diligence review.

On January 8, 2015, the Reuters news service reported publicly that the Company was exploring strategic alternatives, including a possible sale, with the help of Barclays.

On January 10, 2015, Skadden provided the Company and Fenwick & West with an initial draft of the Merger Agreement. This draft did not permit the Company to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, did not require Parent to extend the Offer if the Minimum Condition was not satisfied, and contained conditions to the Offer regarding the accuracy of certain representations regarding intellectual property and contracts that were not qualified by a “Material Adverse Effect” standard. In addition, this draft provided for a termination fee of between 3.7% and 3.9% of the equity value of the Company in the transaction.

On January 13, 2015, the parties and their legal and financial advisors conducted a meeting at which members of the Company’s management made presentations to representatives of Parent and its advisors, and the parties conducted due diligence discussions regarding various aspects of the Company’s business. Further due diligence meetings were conducted at the offices of the Company on January 14, 2015. From January 13, 2015 through January 26, 2015, Parent and its financial and legal advisors continued their due diligence review of the Company.

On January 15, 2015, Fenwick & West provided Skadden with a revised draft of the Merger Agreement. This revised draft provided for the ability of the Company to require Parent to extend the Offer, if, as of any Expiration Time, all conditions to the Offer have been satisfied or waived by Parent other than the Minimum Condition, on up to two occasions for additional periods of up to 10 business days each. In addition, the revised draft provided that the Company would be entitled to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, subject to compliance with the provisions of the Merger Agreement, including payment of a termination fee, and the revised draft proposed a termination fee of 2.5% of the equity value of the Company in the transaction.

On January 16, 2015, the Company provided Parent with updated projections for the period fiscal 2015 through fiscal 2017 that were consistent with the changes discussed with the Board on December 23, 2014. These projections are described in this Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company.”

On January 16, 2015, the Board held a meeting, with members of the Company’s management and representatives of Barclays and Fenwick & West participating. The Board and the Company’s management reviewed the updated projections for the Company for fiscal 2015 through fiscal 2017 that had been provided to Parent on January 16 and the Board discussed the risks faced by the Company as an independent company. The representative of Fenwick & West discussed the status of discussions with Parent, the terms of the Merger Agreement, the issues under negotiation and the fiduciary duties of the members of the Board and the Board and representatives of Barclays reviewed the discussions that had occurred prior to December 26, 2014 with other companies with respect to their potential interest in acquiring the Company. Representatives of Barclays reviewed the Company’s preliminary valuation, based on the updated projections for 2015-2017, and the Board and representatives of Barclays reviewed the discussions that had occurred prior to December 26, 2014 with other companies with respect to their potential interest in acquiring the Company. The Board provided input to the representative of Fenwick & West with respect to the issues under negotiation in the Merger Agreement.

On January 17, 2015, Skadden provided Fenwick with a draft Support Agreement to be entered into by the Company’s directors and officers, in which the directors and executive officers would agree to tender their shares in the Offer and to vote (in their capacity as stockholders) against any competing acquisition proposal. These Support Agreements are described in Item 3 under the heading “Arrangements between the Company, Parent and the Purchaser—Support Agreements.” Over the following days, Fenwick & West discussed these Support Agreements with the members of the Board, and negotiated the terms of the Support Agreements with Skadden.

On January 19, 2015, Skadden provided Fenwick & West with a revised draft of the Merger Agreement, and on January 20, 2015, representatives of Fenwick & West, Skadden, Parent and the Company met to negotiate the terms of the Merger Agreement. During this meeting, and subject to discussion with, and approval by, the Board of the Company, the parties agreed on a number of changes to the Merger Agreement, including the ability of the Company to require Purchaser to extend the Offer, if, as of any Expiration Time, all conditions to the Offer have been satisfied or waived by Purchaser other than the Minimum Condition, on up to two occasions for additional periods of up to 10 business days each. In addition, the Company and Parent agreed that the Company would be entitled to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, subject to compliance with the provisions of the Merger Agreement, including payment of a termination fee. Finally, the parties agreed that the condition to the Offer relating to the accuracy of representations regarding intellectual property and contracts would be qualified by a “Material Adverse Effect” standard. Fenwick & West and Skadden continued to discuss the Merger Agreement, and negotiate other issues, until January 26, 2015.

On each of January 21, 2015 and January 22, 2015, Fenwick & West provided Skadden with a revised draft of the Merger Agreement, and following each provision of the Merger Agreement, Skadden and Fenwick & West continued to negotiate the terms of the Merger Agreement. On January 21, 2015, the parties agreed upon a termination fee of $20.8 million, or approximately 3.45% of the equity value of the Company in the transaction.

On January 22, 2015, Parent provided the Company with a draft of the commitment letter to be provided by Jefferies Finance LLC with respect to a $350 million loan to be used by Parent to fund a portion of the consideration to be paid in the Merger (as amended, the “Commitment Letter”). The terms of the draft Merger Agreement did not condition the Offer upon the availability of financing.

Certain change in control and retention agreements with members of the Company’s management team provide for acceleration of vesting of equity awards in the event of termination of employment following a change in control. Where the equity awards vest based on performance (including stock price or earnings per share), the Board is required to make a determination as to the percentage of attainment that has been achieved, and based on that percentage the performance based vesting converts into quarterly time based vesting, vesting linearly over the remainder of the performance period. On January 23, 2015, the Compensation Committee determined that for restricted share units with vesting based on the Company’s stock price, all restricted share units subject to such vesting will, upon closing of the Merger, convert into time based vesting (as all applicable stock price-based vesting conditions are less than the Offer Price). In addition, the Compensation Committee determined that with respect to restricted share units with vesting based on earnings per share, 50% of such restricted share units will, upon closing of the Merger, convert into restricted share units with time based vesting, and the other 50% will expire. See also Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Equity-Based Awards.”

On January 24, 2015, a representative of Fenwick & West provided representatives of Skadden with a revised draft of the Merger Agreement, and following that date, representatives of Skadden and Fenwick & West completed the negotiation of the terms of the Merger Agreement.

In the evening of January 26, 2015, the Board held a meeting, with members of the Company’s management and representatives from Barclays and Fenwick & West participating, to discuss the potential transaction. Representatives of Fenwick & West discussed the fiduciary duties of the members of the Board, and reviewed in detail the material terms and conditions of the Merger Agreement and the proposed transaction, including the process for the Company to respond to unsolicited acquisition proposals and potentially terminate the Merger Agreement in order to accept a Superior Proposal as well as the amount of the termination fee and the circumstances under which it would be payable. Representatives of Barclays presented its financial analysis of Parent’s proposed purchase price of $7.30 per Share and then rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of the Company in the proposed Offer and Merger is fair, from a financial point of view, to such stockholders. The full text of Barclays’ written opinion, which sets forth, among other things, the qualifications and assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion, is attached as Annex A to this Statement and is incorporated by reference herein in its entirety. See also this Item 4 under the heading “Opinion of Barclays, the Company’s Financial Advisor.” Following consideration of the proposed terms of the Merger Agreement, further discussions with management and its legal and financial advisors, and consideration of the factors described in this Item 4 under the heading “Reasons for the Board’s Recommendation,” the Board unanimously adopted resolutions that, among other things, determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable the Merger Agreement and the Transactions, and authorized the Company to execute, deliver and perform the Merger Agreement and recommended that the Company’s stockholders tender their Shares pursuant to the Offer.

Later on in the evening of January 26, 2014, the Company, Parent and Purchaser executed the Merger Agreement and the parties to the Support Agreements executed the Support Agreements, and Jefferies Finance LLC and Parent executed the Commitment Letter.

Following the execution of the Merger Agreement and prior to the opening of the financial markets on January 27, 2015, the Company and Parent publicly announced the signing of the Merger Agreement.

Reasons for the Board’s Recommendation

In reaching its unanimous decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the Company’s industry and its business and prospects as an independent company. The Board consulted with its financial advisor regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the Transactions. The Board also consulted with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and the Support Agreements and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Merger Agreement and the Transactions:

Offer Consideration. With respect to the offer consideration to be received by the Company’s stockholders, the Board considered:

•	that the Company’s stockholders will be entitled to receive offer consideration of $7.30 per share in cash upon the closing of the Offer, providing liquidity and certainty of value as compared to the uncertain future long-term value that the Company’s stockholders might or might not realize if it remained an independent public company;

•	the fact that the $7.30 per share value of the cash offer consideration represented a 24.1% premium over the closing price of the Company’s common stock on The NASDAQ Global Select Market on

January 23, 2015, a 39.1% premium over the closing price on December 22, 2014 (when a Company investor published a letter asking the Company to consider a sale or other strategic transaction), a 25.2% premium over the closing price on January 8, 2015 (the last trading day prior to publication by Reuters of a report that the Company had retained financial advisors and was exploring strategic alternatives, including a potential sale), and a 27.7% premium to the 30-day average closing price for the period ending January 23, 2015;

•	the recent and historical market prices of the Shares over the last 12 months and the last five and 10 years (more information about the Company’s common stock prices over time is set forth in this Item 4 under the heading “—Historical Share Price Analysis”);

•	the financial presentation and opinion of Barclays delivered to the Board, that, based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the $7.30 per Share consideration to be offered in cash to the stockholders of the Company was fair, from a financial point of view, to such stockholders, as more fully described under the heading “Opinion of the Company’s Financial Advisor.” The Board was aware that Barclays became entitled to certain fees upon delivery of its fairness opinion and will become entitled to additional fees upon consummation of the proposed transaction, as more fully described below under the heading “Opinion of the Company’s Financial Advisor.”

•	its belief, based on the discussions and negotiations with Parent, that $7.30 per Share was the highest price Parent would be willing to pay; and

•	its belief, based on the discussions with parties other than Parent, that it was unlikely that any other party would be willing to pay more than $7.30 per Share in cash to acquire the Company.

Solicitation of Interest. The Board considered the fact that, prior to executing a letter of intent with Parent, the Board, with the assistance of Barclays, considered other potential acquirers and solicited interest from other parties that the Board determined would likely have the financial ability and strategic interest to be potentially interested in a business combination with us, and that none of the other parties contacted made any proposals with respect to an acquisition of the Company.

Cash Consideration. The Board considered the form of consideration to be paid to the stockholders in the Offer and the liquidity and certainty of the value of cash consideration compared to stock or other forms of consideration.

Certainty of Funding. The Board considered the financial resources of Parent to fund the Offer, including Parent’s existing cash balances, cash trends in Parent’s business, and the terms and structure of the Commitment Letter, including the fact that the conditions to funding of the Commitment Letter were structured to reduce the risk that such funding would not be available at the closing of the Offer.

Prospects in Remaining Independent. The Board considered the possibility of the Company continuing to operate as an independent public company, and the risks and uncertainties of achieving the Company’s operating plan and projected results, including the risks and uncertainties of product development and market acceptance, as well as market and general economic risks. In considering this alternative, the Board considered the following factors:

•	the financial projections prepared by the Company’s management and summarized below under the heading “—Certain Unaudited Prospective Financial Information of the Company” beginning on page 29 of this Schedule 14D-9;

•	the fact that, even if the Company were to achieve its operating plan and projected results, there would be no assurance that the implied present value of the Company’s future stock price would exceed the $7.30 per Share cash consideration to be paid in the Offer;

•	the risks involved in the Company’s execution on its strategic plan as an independent company, including:

•	the risk that increasing cost pressures on OEM customers in the mobile device market, coupled with risks regarding the market adoption of the Company’s MHL products, will adversely affect demand for the Company’s MHL technology or lead manufacturers to eliminate the technology in some of their products;

•	the risk of continued challenges in the market acceptance of the Company’s wireless products;

•	the risk that the Company may not be able to develop new products based on its wireless technology in a timely manner, and that even if the Company is able to timely develop such products, they may not achieve market acceptance;

•	the challenge of funding the increasing costs of product development;

•	the risk of continuing reductions in the Company’s revenues from HDMI as its allocation of royalty revenues continues to decline, and as the Company’s share of adopter fees may decline as its role as agent of the consortium changes;

•	the risk of slower-than-anticipated growth in the services business of the Company’s Qterics subsidiary;

•	the Company’s dependence on sales to a relatively small number of large customers, and the risk that one or more large customers loses market share, reduces their purchases of the Company’s products, or does not select its products for inclusion in their future products;

•	the risk that the Company may not be able to retain key employees, given the intense competition for talent in the geographic regions in which it operates and the financial challenges facing it, which required that the Company reduce its operating expenses in order to bring them in line with its financial outlook;

•	the risk of transitions in the Company’s management team; and

•	the scale of the Company’s business, and the need for greater scale and resources in order to invest in opportunities for future growth.

Opinion of Barclays. Representatives of Barclays presented its financial analysis of Parent’s proposed purchase price of $7.30 per Share and then rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of the Company in the proposed Offer and Merger is fair, from a financial point of view, to such stockholders. The full text of Barclays’ written opinion, which sets forth, among other things, the qualifications and assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion, is attached as Annex A to this Statement and is incorporated by reference herein in its entirety.

Terms of the Merger Agreement. The Board considered the terms and conditions of the Offer and Merger Agreement and the course of negotiations thereof, including:

•	the Company’s ability, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the Board determines in good faith that the third party has made an acquisition proposal that is, or could reasonably be expected to lead to, a superior proposal (as defined in the Merger Agreement);

•	the ability of the Board, subject to compliance with the terms and conditions of the Merger Agreement, to consider and to accept an unsolicited superior proposal and terminate the Merger Agreement, upon the payment to Parent of a termination fee of $20.8 million, in order to enter into a definitive agreement providing for a superior proposal, as long as the Company has complied with the notice and other requirements set forth in the Merger Agreement;

•	the Board’s belief that the termination fee of $20.8 million would not preclude or substantially impede a possible superior proposal;

•	the Board’s belief that the Company will retain sufficient operating flexibility to conduct its business in the ordinary course between the execution of the Merger Agreement and consummation of the Offer and the Merger;

•	the conditions to Parent’s obligation to complete the Offer, including the absence of a financing condition or a need for a vote of Parent’s stockholders and the definition of material adverse effect as described in Item 15 of the Offer to Purchase under the heading “The Merger Agreement—Other Agreements”; and

•	that the Company’s stockholders will be entitled to appraisal rights under Delaware law.

Terms of the Support Agreements. The Board considered that the Support Agreements cover approximately 0.9% of the Shares outstanding (excluding Shares issueable on the exercise or settlement of options or RSUs) as of January 26, 2015, and that the Support Agreements terminate upon any termination of the Merger Agreement, including upon the Company’s termination to accept a superior proposal, so that the existence of the Support Agreements would not be likely to inhibit a superior proposal. Copies of the Support Agreements are attached as Exhibits (e)(4) through (e)(16) to this Schedule 14D-9.

In the course of its deliberations, the Board also considered a variety of negative factors weighing against the Offer, including:

Cash Transaction. The Board considered that the offer consideration is cash and, as a result, the Company’s stockholders will forego any potential future increase in the Company’s value that might result from the Company’s possible growth, and that gains realized as a result of the Offer generally will be taxable to the Company’s stockholders.

Risks of Announcement; Risks of Closing. The Board considered:

•	the risks and contingencies related to the announcement and pendency of the Offer, including the potential impact on the Company’s employees and its relationships with existing and prospective customers and business partners, as well as other third parties;

•	the conditions of Parent’s obligation to complete the Offer and the right of Parent to terminate the Merger Agreement under certain specified circumstances;

•	the risks of a delay in receiving, or a failure to receive, the necessary antitrust clearance to complete the Offer and the extent of Parent’s obligations to expend efforts in seeking such clearance;

•	the Company’s risks and costs if the Offer is not completed, including the diversion of management and employee attention, potential employee attrition, the potential impact on the Company’s stock price and the effect on its business relationships; and

•	the Company’s obligations not to solicit proposals or offers that constitute, or would reasonably be expected to lead to, acquisition proposals that may be superior to the Offer; the limited circumstances in which we may enter into, continue, or otherwise participate in any discussions regarding acquisition proposals, or agree to, accept, or recommend any acquisition proposals other than as described above with respect to superior proposals; the ability of Parent to match a superior proposal; and the requirement that we pay a $20.8 million termination fee to Parent related to a termination of the Merger Agreement in connection with a superior proposal in the circumstances specified in the Merger Agreement, all of which could dissuade another party from making an acquisition proposal for the Company.

Limitations on the Company’s Business. The Board considered the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on the Company’s business in the ordinary course of business consistent with past practice and, subject to specified exceptions, not to take certain actions related to the conduct of the Company’s business without the prior written consent of Parent.

Termination Fee and Other Alternative Acquirers. The Board considered the possibility that the $20.8 million termination fee payable to Parent under the circumstances set forth in the Merger Agreement might discourage a competing proposal to acquire the Company or reduce the price of any such proposal.

Interests of Directors and Officers. The Board was aware of, and considered, the interests that the Company’s directors and executive officers may have with respect to the Offer in addition to their interests as the Company’s stockholders generally, as described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement and the Offer were outweighed by the potential benefits of the Merger Agreement and the Offer.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously approved the Merger Agreement and the Offer and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In considering the recommendation of the Board that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. See Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinion of the Company’s Financial Advisor

The Company engaged Barclays to act as its financial advisor in connection with a possible sale transaction. In connection with its review of the proposed Offer and Merger, the Board requested Barclays to render an opinion to the Board with respect to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the proposed Offer and Merger. On January 26, 2015, at a meeting of the Board held to evaluate the proposed transaction, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of the Company in the proposed Offer and Merger is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of January 26, 2015, is attached as Annex A to this Schedule 14D-9. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors and limitations considered upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with, or how such stockholder should vote or act with respect to, the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and Parent and were unanimously approved by the Board. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the proposed transaction. No limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the merger agreement and the specific terms of the proposed transaction;

•	reviewed and analyzed publicly available information concerning the Company and Parent that Barclays believed to be relevant to its analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections of the Company prepared by management of the Company;

•	reviewed and analyzed a trading history of the Shares from January 23, 2005 to January 23, 2015 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and Barclays had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance and that the Company would perform in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Barclays assumed no responsibility for updating or revising its written opinion based on events or circumstances that may have occurred after, the date of its opinion.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the proposed transaction. None of the Company, Parent, Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Research Analysts Price Target Analysis

Barclays considered research analysts’ per share price targets for the Shares which were publicly available from IBES (a subscription-based data service source containing historical and estimated financial data), of which there were six. The publicly available per share price targets published by securities research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including future financial performance of the Company and future market conditions. The research analysts’ per share price targets for the Shares ranged from $5.00 to $8.00. Barclays noted that the transaction consideration of $7.30 per Share was within such range.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the semiconductor industry, deemed comparable to the Company. The selected comparable companies were:

Companies
Cirrus Logic, Inc.
Lattice Semiconductor Corp.
MaxLinear, Inc.
Synaptics Inc.
Vitesse Semiconductor Corp.

Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its comparable company analysis, Barclays calculated and analyzed each company’s ratio of its current stock price to its calendar year 2014 and 2015 estimated earnings per share (commonly referred to as a price earnings ratio, or P/E), and each company’s enterprise value, or EV, as a multiple of its calendar 2014 and 2015 estimated revenue, and its calendar year 2014 and 2015 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet, a subscription-based data source containing historical and estimated financial data) and closing prices, as of January 23, 2015, the last trading date prior to the delivery of Barclays’ opinion. The results of this comparable company analysis are summarized below:

	P / E		EV / Revenue		EV / EBITDA
	CY 2014E	CY 2015E	CY 2014E	CY 2015E	CY 2014E	CY 2015E
High	26.4x	17.7x	2.39x	2.23x	16.1x	11.9x
Median	14.4x	14.1x	2.14x	1.85x	11.0x	9.8x
Low	11.1x	12.4x	1.52x	1.47x	6.8x	6.3x

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company, including but not limited to, size, growth prospects, profitability levels and competitive positioning. However, because no selected comparable company is exactly the same as the Company, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the comparable company analysis. Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the management projections to calculate ranges of implied value per Share. The management projections are set forth in in this Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company.” The following summarizes the result of these calculations:

	Selected Multiple Range	Implied Value Per Share
P / E CY 2014E	15.0x – 20.0x	$4.35 – $5.80
P / E CY 2015E	14.0x – 19.0x	$3.80 – $5.16
EV / Revenue CY 2014E	1.6x – 2.1x	$7.00 – $8.51
EV / Revenue CY 2015E	1.5x – 2.0x	$6.23 – $7.58
EV / EBITDA CY 2014E	9.5x – 12.5x	$7.02 – $8.55
EV / EBITDA CY 2015E	7.5x – 10.5x	$6.27 – $7.91

Barclays noted that on the basis of the comparable company analysis, the transaction consideration of $7.30 per Share was (i) above the ranges of implied value per Share calculated using estimated calendar year 2014 and 2015 earnings per Share and (ii) within the ranges of implied value per Share calculated using estimated calendar year 2014 and 2015 revenue and estimated calendar year 2014 and 2015 EBITDA.

Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. In choosing the selected transactions, Barclays focused on transactions involving target companies in the semiconductor sector with less than $1 billion valuations since January 1, 2011 for which data was publicly available (including FactSet). Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the business, mix, margins and other characteristics of their businesses. Barclays reviewed the following transactions:

Announcement Date	Acquiror	Target
8/22/2014	Murata Manufacturing Co., Ltd.	Peregrine Semiconductor Corp.
6/23/2014	Avago Technologies Ltd.	PLX Technology, Inc.
4/27/2014	Exar Corp.	Integrated Memory Logic Ltd.
2/10/2014	Microchip Technology Inc.	Supertex, Inc.
11/5/2013	M/A-COM Technology Solutions Holdings, Inc.	Mindspeed Technologies, Inc.
8/15/2013	Maxim Integrated Products, Inc.	Volterra Semiconductor Corp.
5/2/2012	Microchip Technology Inc.	Standard Microsystems Corp.
1/23/2012	Semtech Corp.	Gennum Corp.
11/30/2011	Skyworks Solutions, Inc.	Advanced Analogic Technologies, Inc.
9/22/2011	Mircosemi Corp.	Zarlink Semiconductor Inc.
2/18/2011	CSR plc	Zoran Corp.

Barclays calculated and compared various financial multiples and ratios of the Company and the target companies in the precedent transactions. As part of its precedent transactions analysis, Barclays calculated and analyzed each target company’s enterprise value as a multiple of the last 12 months (“LTM”) revenue and EBITDA, as well as a multiple of the forward 12 months (“FTM”) revenue and EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet). The results of this precedent transactions analysis are summarized below:

	EV / LTM Revenue	EV / LTM EBITDA	EV / FTM Revenue	EV / FTM EBITDA
1st Quartile	1.88x	13.4x	1.80x	10.9x
Mean	2.34x	15.8x	2.23x	14.3x
Median	2.09x	16.9x	2.16x	13.8x
3rd Quartile	2.87x	18.7x	2.71x	16.4x

The reasons for and the circumstances surrounding each of the precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the management projections to calculate ranges of implied value per Share. The management projections are set forth in this Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company.” The following table summarizes the results of these calculations:

	Selected Multiple Range	Implied Value Per Share
EV / LTM Revenue	1.6x – 2.1x	$7.00 – $8.51
EV / LTM EBITDA	10.0x – 14.0x	$7.28 – $9.32
EV / FTM Revenue	1.6x – 2.1x	$6.50 – $7.85
EV / FTM EBITDA	9.0x – 12.0x	$7.10 – $8.73

Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $7.30 per Share was within the ranges of implied value per Share calculated using LTM revenue and LTM EBITDA, as well as FTM Revenue and FTM EBITDA.

Discounted Cash Flow Analysis

In order to estimate the present value of a Share, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for fiscal years 2015 through 2017 based on management projections to (ii) the “terminal value” of the Company as of the end of fiscal year 2017, and discounted such amount to its present value (as of December 31, 2014) using a range of selected discount rates. The management projections are set forth in in this Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company,” and treat stock-based compensation as a non-cash expense. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 3.0% to 5.0%, which range was derived by Barclays’ utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations regarding long-term growth of gross domestic product and inflation, and applying such range to the management projections. The range of after-tax discount rates of 13% to 15% was selected based on an analysis of the estimated weighted average cost of capital of the Company and the comparable companies used in the “Comparable Company Analysis” above. Barclays estimated the weighted average cost of capital to be 14.24% based on the application of the Capital Asset Pricing Model, using certain financial metrics including a market risk premium of 6.96% (obtained from a third party data source) and Barclays’ judgment. Barclays then calculated a range of implied value per Share by taking the estimated equity value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares as of December 31, 2014.

This analysis implied a range of value per Share of $6.92 to $9.18. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $7.30 per Share was within the range of implied value per Share.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of the Shares, Barclays considered historical data with regard to the trading prices of the Shares over the 52 weeks prior to the announcement of the proposed transaction. During such period, the trading price of the Shares ranged from $4.10 to $7.33. Barclays noted that the transaction consideration of $7.30 per Share was within such range. This analysis was solely for information purposes and was not part of Barclays’ fairness determination.

Premiums Paid Analysis

In order to assess the premium offered to the stockholders of the Company in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premiums paid in all strategic technology transactions, excluding leveraged buy-outs and mergers of equals, between $250 million and $1 billion in equity value from 2010 to 2014, of which there were 52 in total. For each of the transactions, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s: (i) closing price on the last trading day prior to the announcement of the transaction; and (ii) average closing price for the 30 calendar days prior to the announcement of the transaction. The results of this premiums paid analysis are summarized below:

	1st Quartile	Transaction Premium to Stock Price Median	3rd Quartile
1-Day Prior to Announcement	25%	33%	49%
30-Day Average Prior to Announcement	25%	36%	47%

The reasons for and the circumstances surrounding each of the transactions analyzed in the premiums paid analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the premiums paid analysis. Accordingly, Barclays believed that a purely quantitative premiums paid analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company. Based upon these judgments, Barclays selected ranges of premiums to (1) the closing price of the Shares on January 8, 2015, the trading day prior to a report by Reuters that the Company was exploring strategic alternatives and (2) the 30 trading day average of the closing prices of the Shares, ending of January 23, 2015, the last trading day prior to the announcement of the proposed transaction, to calculate ranges of implied value per Share. The following summarizes the result of these calculations:

	Selected Premium Range	Implied Value Per Share
1-Day (as of January 8, 2015)	20.0% – 40.0%	$7.00 – $8.16
30-Day Average (ending January 23, 2015)	25.0% – 50.0%	$7.14 – $8.57

Barclays noted that on the basis of the premiums paid analysis, the transaction consideration of $7.30 per Share was within the ranges of implied value per Share calculated using the 1-day premium and the 30-day average premium. This analysis was solely for information purposes and was not part of Barclays’ fairness determination.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Company selected Barclays because of its familiarity with the Company and the semiconductor industry and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the Company in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, the Company has agreed to pay Barclays a transaction fee of $6,030,000, $750,000 of which became payable upon delivery of Barclays’ written opinion, and the remainder of which will become payable upon the consummation of the proposed transaction. In addition, the Company has agreed to reimburse Barclays for its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services in connection with an accelerated stock repurchase for the Company in 2012 and in connection with potential transactions for the Company and Parent respectively in the past two years. Barclays has received customary fees for the services provided in connection with the accelerated stock repurchase but Barclays has not received any fees for the services provided in connection with the potential transactions, and Barclays expects to perform such investment banking and financial services in the future for which Barclays may receive customary fees.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Certain Unaudited Prospective Financial Information of the Company

The Company does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Board at its meeting on January 16, 2015 in connection with its consideration of the Transactions and also provided by the Company’s management to Barclays in connection with the rendering of its opinion to the Board and performing its related financial analysis.

The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Additionally, the unaudited prospective financial information did not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the announcement thereof. Further, these projections did not take into account the effect of any failure of the merger to occur, and should not be viewed as applicable or continuing in that context.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Additional Information—Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

In millions, except earnings per share	2015E	2016E	2017E
Revenue	$231.33	$284.36	$394.55
GAAP Gross Margin	$138.47	$162.56	$215.73
Non-GAAP Gross Margin	$140.21	$164.30	$217.47
GAAP Operating Margin	$13.70	$26.84	$58.55
Non-GAAP Operating Margin (1)	$30.82	$43.96	$75.67
GAAP earnings per share	$0.10	$0.19	$0.41
Non-GAAP earnings per share	$0.27	$0.39	$0.67
(1) Assumes increases in research and development expense of 10% in 2016 and 20% in 2017, and increases in selling, general and administrative expense of 10% in 2016 and 15% in 2017.

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Non-GAAP Financial Measures

Some of the unaudited prospective financial information presented above are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of such information above is included solely to give stockholders access to the information that was made available to Barclays and our Board, and is not included in this filing in order to influence any stockholder to make any investment decision with respect to the merger, including whether or not to seek appraisal rights with respect to the shares of our common stock.

Below is a reconciliation of the non-GAAP financial measures contained in the unaudited prospective financial information set forth above to the most directly comparable financial measures prepare in accordance with GAAP:

In millions	2015E	2016E	2017E
GAAP Operating Margin	$13.70	$26.84	$58.55
Stock Based Compensation Expense	$13.00	$13.00	$13.00
Amortization of Intangibles	$4.12	$4.12	$4.12
Non-GAAP Operating Margin	$30.82	$43.96	$75.67

In millions	2015E	2016E	2017E
GAAP Gross Margin	$138.47	$162.56	$215.73
Stock Based Compensation Expense	$0.90	$0.90	$0.90
Amortization of Intangibles	$0.84	$0.84	$0.84
Non-GAAP Gross Margin	$140.21	$164.30	$217.47

	2015E	2016E	2017E
GAAP earnings per share	$0.10	$0.19	$0.41
Stock Based Compensation Expense	$0.16	$0.16	$0.16
Amortization of Intangibles	$0.05	$0.05	$0.05
Tax Adjustment	($0.04)	($0.01)	($0.01)
Non-GAAP earnings per share	$0.27	$0.39	$0.67

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Barclays is acting as financial advisor to the Company in connection with the Transactions. As compensation for its services in connection with the Transactions, the Company has agreed to pay Barclays a transaction fee of $6,030,000, $750,000 of which became payable upon the delivery of Barclays’ written opinion, and the remainder of which will become payable upon the consummation of the Transactions. In addition, the Company has agreed to reimburse Barclays for its reasonable expenses incurred in connection with the Transactions and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services in connection with an accelerated stock repurchase for the Company in 2012 and in connection with potential transactions for the Company and Parent respectively in the past two years. Barclays has received customary fees for the services provided in connection with the accelerated stock repurchase but Barclays has not received any fees for the services provided in connection with the potential transactions, and Barclays expects to perform such investment banking and financial services in the future for which Barclays may receive customary fees.

Except as otherwise described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to our stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Company	December 5, 2014	16,500	$6.82	Securities acquired in the open market pursuant to Company’s repurchase program.

Company	December 8, 2014	16,500	$6.93	Securities acquired in the open market pursuant to Company’s repurchase program.

Seamus Meagher	December 15, 2014	2,819	$6.74	Securities deemed disposed of pursuant to tax withholding obligations due on the release of RSUs

Raymond Cook	January 15, 2014	10,000	$—	Securities deemed acquired pursuant to a grant of RSUs

Tim Vehling	January 15, 2015	10,000	$—	Securities deemed acquired pursuant to a grant of RSUs

Camillo Martino	January 18, 2015	6,020	$5.83	Securities deemed disposed of pursuant to tax withholding obligations due on the release of RSUs

Edward Lopez	January 18, 2015	2,737	$5.83	Securities deemed disposed of pursuant to tax withholding obligations due on the release of RSUs

Seamus Meagher	January 18, 2015	548	$5.83	Securities deemed disposed of pursuant to tax withholding obligations due on the release of RSUs

Tim Vehling	January 18, 2015	3,558	$5.83	Securities deemed disposed of pursuant to tax withholding obligations due on the release of RSUs

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

Stockholder Approval Not Required

Neither the Parent nor the Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of the Company’s remaining public stockholders before effecting the Merger. section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement, in accordance with section 251(h) of the DGCL.

Section 203 of the Delaware Business Combination Statute

As a Delaware corporation, the Company is subject to section 203 of the DGCL. In general, section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has taken all action required to be taken in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of section 203 of the DGCL.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting the application of such laws.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Purchaser purchases Shares pursuant to the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) comply with the applicable statutory procedures under section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective

Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court (such Shares, collectively, “Dissenting Shares”). Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of Shares. Stockholders should recognize that the value so determined could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

Under section 262 of the DGCL, where a merger is approved under section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under section 262 of the DGCL.

ANY STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX B CAREFULLY AND IN ITS ENTIRETY AND SHOULD CONSULT WITH HIS, HER OR ITS LEGAL ADVISOR, SINCE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days following the sending of this notice, deliver to the Company at the address indicated below, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Holder

All written demands for appraisal should be addressed to Silicon Image, Inc., 1140 East Arques Avenue, Sunnyvale, California 94085, Attention: Chief Executive Officer. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of Shares, which may be a central securities depository nominee if Shares have been so deposited.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with section 262 of the DGCL and is entitled to appraisal rights under section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered pursuant to the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither the Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings unless it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the surviving corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Effective Time, any holder of Shares who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the surviving corporation a written withdrawal of his or her demand for appraisal and acceptance of the consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Antitrust Compliance

Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of the Purchaser’s acquisition of Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties are preparing and will promptly file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the fifteenth calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15 of the Offer to Purchase under the heading “—Certain Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company, the Purchaser and Parent believe that no mandatory antitrust premerger notification filings are required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, the Company, the Purchaser and Parent believe that the acquisition of Shares in the

Offer and the Merger should not violate applicable antitrust laws. Nevertheless, the Company, the Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 of the Offer to Purchase under the heading “Certain Conditions to the Offer.”

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014.

Golden Parachute Compensation

The terms and conditions of the change of control and severance agreements are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change of Control and Severance Arrangements,” which is incorporated by reference herein.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer (“NEO”) of the Company that is based upon or otherwise related to the Transactions. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of change of control and severance agreements with the Company’s named executive officers and the named executive officers may become entitled to receive certain payments and benefits. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on March [9], 2015 and (ii) each such NEO’s employment with the Company is terminated on such date, under circumstances that would entitle the NEO to severance payments, vesting acceleration benefits and other benefits under the NEO’s arrangements with the Company, as described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change of Control and Severance Arrangements.” The vesting acceleration benefits in the table below are based on equity holdings as of February 5, 2015.

The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an NEO’s termination of employment can only be determined at the actual time of such termination. Additional details regarding the terms of the payments quantified below are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change of Control and Severance Arrangements.”

To the extent that the payments and benefits shown below constitute “excess parachute payments” for purposes of section 280G of the Code, the named executive officer will either have his or payments and benefits reduced to the highest amount that could be paid without being considered an “excess parachute payment” under section 280G of the Code or, if greater, receive the after-tax amount of his or her payment and benefits taking into account the excise tax imposed under section 4999 of the Code and any applicable federal, state and local taxes. The amounts set forth below do not take into effect any possible reduction due to the application of section 280G of the Code as set forth above. No named executive officer is entitled to tax gross ups on these payments and benefits.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Total ($)
Camillo Martino	1,350,000	2,025,750	—	25,584	—	3,401,334
Raymond Cook	650,000	983,582	—	15,660	—	1,649,242
Edward Lopez	454,650	338,203	—	25,584	—	818,437
Timothy Vehling	451,350	452,563	—	25,584	—	929,497
Seamus Meagher	412,500	261,758	—	25,584	—	699,842
(1)	Represents the “double trigger” cash severance payment to which each NEO would be entitled under his Change of Control Agreement in the event he is terminated without cause or resigns for good reason, in each case, within the period commencing 3 months before a change of control and ending 12 months following a change in control. For additional details on the form of payment and conditions to payment of this cash severance, please refer to the “Change of Control Retention Agreements” description above. For Mr. Martino, the amount represents Mr. Martino’s annual base salary multiplied by 3; for Mr. Cook, the amount represents Mr. Cook’s annual base salary multiplied by 2; and for each of Messrs. Lopez, Vehling and Meagher, the amount represents each of their respective annual base salaries multiplied by 1.5.
(2)	Represents the value of the unvested Options, unvested performance-based RSUs and unvested time-based RSUs (after taking into account the conversion of outstanding performance-based RSUs into time-based RSUs and the assumption of applicable RSUs, as described in Item 3 under the heading “—Treatment of Equity-Based Awards—Restricted Stock Units”) that would vest upon a termination of the Named Executive Officer’s employment under the Change of Control Agreements, which amounts are “double trigger” in nature.
(3)	Represents the estimated cost of Company-paid premiums for continued medical insurance coverage over the Severance Period, as described in greater detail above in the section entitled “Change of Control Agreements.” These amounts are “double trigger” in nature.

Litigation

On or about January 29, 2015, the Company became aware that the Company, members of the Board, Parent and the Purchaser were named as defendants in two complaints filed in Santa Clara Superior Court by alleged stockholders in connection with the Merger. Both complaints were dated January 29, 2015 and were captioned respectively Molland v. George., et al. and Stein v. Silicon Image, Inc. et. al. Four additional complaints were subsequently filed on January 30, 2015 and February 4, 2015 in Delaware Chancery Court by alleged stockholders in connection with the Merger, captioned respectively Pfeiffer v. Martino et. al.; Lipinski v. Silicon Image, Inc. et. al.; Feldbaum et. al. v. Silicon Image, Inc. et. al; and Nelson v. Silicon Image, Inc. et. al. A complaint captioned Tapia v. Silicon Image, Inc. et. al. was also filed on February 4, 2015 in Santa Clara Superior Court by an alleged stockholder in connection with the Merger.

Each of these lawsuits are purported class actions brought on behalf of Company stockholders, asserting claims against each member of the Board for breach of fiduciary duty, and against various of the Company, Parent, the Purchaser and the Board for aiding and abetting breach of fiduciary duty. The lawsuits allege that the Merger does not appropriately value the Company, was the result of an inadequate process, and includes preclusive deal devices. The complaints purport to seek unspecified damages and may seek injunctive relief preventing consummation of the Transactions.

The Company believes that the claims in these complaints are without merit and intends to defend against them vigorously.

An adverse judgment for monetary damages could have an adverse effect on the operations of the Company. A preliminary injunction could delay or jeopardize the completion of the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.

Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; the failure to achieve the anticipated benefits and synergies of the transaction; the risk that Parent or the Company’s business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that could adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Parent and the Company. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Parent and the Company’s overall business, including those more fully described in Parent’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 28, 2013, and Parent’s quarterly reports filed on Form 10-Q for the 2014 fiscal year, and those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2013, and its quarterly reports filed on Form 10-Q for the 2014 fiscal year.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to, and undertake no obligation to, update any forward-looking statements to reflect events or circumstances that occur after the date on which such statements are made or to reflect the occurrence of unanticipated events.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 9, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Letter dated February 9, 2015 to the Stockholders of Company.*

(a)(2)(A)	Opinion of Barclays Capital Inc., dated January 26, 2015 (included as Annex A to this Schedule 14D-9).*

Exhibit No.	Description

(a)(5)(A)	Joint Press Release of Lattice Semiconductor Corporation and Silicon Image, Inc. issued on January 27, 2015 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Lattice Semiconductor Corporation with the SEC on January 27, 2015).

(e)(1)	Agreement and Plan of Merger, dated as of January 26, 2015, by and among, Lattice Semiconductor Corporation, Cayabyab Merger Company and Silicon Image, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2015).

(e)(2)	Mutual Confidentiality Agreement, entered into on September 26, 2014, as amended by the Amendment to Mutual Confidentiality Agreement, dated January 8, 2015, by and between the Company and Lattice Semiconductor Corporation (incorporated by reference to Exhibit (d)(15) to the Schedule TO).

(e)(3)	Form of Indemnity Agreement between Company with its directors and executive officers (incorporated by reference to Exhibit 10.01 to the Company’s Form S-1/A filed with the SEC on August 25, 1999).

(e)(4)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Peter Hanelt (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and William George (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Masood Jabbar (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(7)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Camillo Martino (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(8)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Umesh Padval (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(9)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and William J. Raduchel (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(10)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Raymond Cook (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(11)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Tim Vehling (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(e)(12)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Edward Lopez (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

(e)(13)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Khurram Sheikh (incorporated by reference to Exhibit (d)(11) to the Schedule TO).

(e)(14)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Seamus Meagher (incorporated by reference to Exhibit (d)(12) to the Schedule TO).

(e)(15)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Steve Robertson (incorporated by reference to Exhibit (d)(13) to the Schedule TO).

Exhibit No.	Description

(e)(16)	Support Agreement, dated as of January 26, 2015, by and among Lattice Semiconductor Corporation and Stanley Mbugua (incorporated by reference to Exhibit (d)(14) to the Schedule TO).

(e)(17)	2008 Equity Incentive Plan as amended including Forms of Grant Agreements (incorporated by reference to Exhibit 10.01 to the Company’s Form 10-Q filed with the SEC on August 8, 2012).

(e)(18)	Form of Change of Control Retention Agreement (incorporated by reference to Exhibit 10.01 to the Company’s Form 10-Q filed with the SEC on May 6, 2014).

*	Filed herewith.

Annex A        Opinion of Barclays Capital Inc., dated January 26, 2015.

Annex B        Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015	SILICON IMAGE, INC.

	By:	/s/ Camillo Martino
Camillo Martino
Chief Executive Officer

Annex A

Privileged & Confidential

745 Seventh Avenue New York, NY 10019 United States

January 26, 2015

Board of Directors

Silicon Image, Inc.

1140 East Argues Ave

Sunnyvale, CA 94085

Members of the Board of Directors:

We understand that Silicon Image, Inc. (the “Company”) intends to enter into a transaction with Lattice Semiconductor Corporation (“Lattice”) pursuant to which, among other things, Cayabyab Merger Company, a direct or indirect wholly owned subsidiary of Lattice (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of the Company (the “Company Shares”) at a price of $7.30 per share in cash (the “Consideration”) and, following the consummation of the Tender Offer, Merger Sub will merge with and into the Company and each outstanding Company Share not tendered in the Tender Offer (other than Company Shares owned by Lattice, Merger Sub or the Company (or any of their respective direct or indirect wholly owned subsidiaries) or holders of Company Shares who have validly exercised their statutory appraisal rights in respect of such Company Shares) will be converted into the right to receive the Consideration (the merger, together with the Tender Offer, being the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among the Company, Lattice and Merger Sub, dated as of January 26, 2015 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement , dated as of January 26, 2015, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Lattice that we believe to be relevant to our analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the Company’s common stock from January 23, 2005 to January 23, 2015 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services in connection with an accelerated stock repurchase for the Company in 2012 and in connection with potential transactions for the Company and Lattice respectively in the past two years. We have received customary fees for the services provided in connection with the accelerated stock repurchase but we have not received any fees for the services provided in connection with the potential transactions, and we expect to perform such investment banking and financial services in the future for which we may receive customary fees.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Lattice for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Consideration to be offered to the stockholders in connection with, or how such stockholder should vote or act with respect to, the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital

BARCLAYS CAPITAL INC.

Annex B

Section 262 of Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to

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each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together

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with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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